July 24, 2025

Benjamin Tran
Chief Executive Officer
Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
895 Dove Street, Suite 300
Newport Beach, CA 92660

       Re: Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
           Amendment No. 6 to Registration Statement on Form S-1
           Filed June 25, 2025
           File No. 333-280668
Dear Benjamin Tran:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.

Amendment No. 6 to Registration Statement on Form S-1
Prospectus Summary, page 2
Core Business in Battery Energy Storage Systems (BESS), page 2

1. We note your primary business objective is to become a grid-balancing operator by developing, commercializing, and operating a diversified portfolio of BESS and solar energy projects and that you expect your customers will include traditional trading houses (e.g., Goldman Sachs, BP, Shell), commercial and industrial (C&I) entities, and utilities. We also note the table outlining the current progress of your portfolio of
       BESS projects on pages 5-6. Please revise your prospectus summary to briefly disclose the development stage of your business and the status of your current operations to date. With respect to planned business activities, please discuss your
 July 24, 2025
Page 2

       plan of operation for the next twelve months, including the anticipated timeline and expenditures for these events.
Project Management Services Agreement, page 7

2. We note your response to prior comment 11 stating that you have "a formal understanding" with Mr. Johnson that neither he nor any of his entities will develop and retain any of the development projects outside of Emergen, and we note that you have added corresponding disclosures on pages 41, 50 and F-29. Please similarly update your disclosure in the first paragraph on page 7, and file the amended agreement covering the change in terms as an exhibit.
Recent Developments, page 11

3. We note your disclosure that, on January 28, 2025, the Company filed a Certificate of
       Amendment to its Certificate to [sic] Incorporation to: (i) effect a reverse stock split of its common stock, par value $0.001 per share at a ratio of 1 post-split share for every
       140 pre-split shares; and (ii) to change the name of the Company to Bimergen Energy
       Corporation. Please file your Certificate of Amendment as an exhibit to the registration statement.
Summary of Risk Factors, page 12

4. You disclose here that your common stock may be considered a "penny stock" and may be difficult to sell. However, we could not locate an attendant risk factor. Please revise or advise.
Certain Relationships and Related Party Transactions, page 60

5. Please expand your disclosures in the last paragraphs on pages 62 and F-18, regarding the six unsecured promissory notes with Energy Independent Partners, having terms for conversion into equity, to describe those provisions.
Note 6 - Acquisition of Emergence Energy LLC, page F-14

6. We note your response to prior comment 14 indicating that you believe there are no major uncertainties about the realizability of the value ascribed to the intangible assets, as the value is supported by the development projects, stating "the value and collectability of the development-stage projects were corroborated by
two arm   s-
       length reference points," which you appear to describe as having a coordinated approach to the formation of agreements and having considered a competing agreement.

       Please further clarify how your reference points establish the requisite support, as to the realizability of value, and arm's-length characterization, to include a description of the assumptions and the basis for assumptions that were made in formulating your view from a numerical standpoint, considering the status of the projects, encompassing designs, permits, and locations, as well as marketability and funding;
       and provide us with any documentation that is referenced in your analysis.
7. Please reconcile the views expressed in your response to prior comment 14 on the prospect of realizability of the intangible asset balance, and the assumptions
 July 24, 2025
Page 3

       underlying your numerical assessments, with the disclosures on page 16, stating that you "...have insufficient working capital and cash flows to support operations,
       ...cannot predict if [you] will achieve or maintain annual profitability in the near future or at all, ...[and] may not be able to execute [your] business plan;" and the disclosures on page 17, stating "We cannot predict whether or when all permits
       required for a given customer   s project will be granted or whether the
conditions
       associated with the permits will be achievable."
8. Provide us with the impairment assessment that you performed as of December 31,
       2024 to comply with FASB ASC 350-30-35-18, including the quantitative assessment prescribed by subparagraph 19, and the qualitative assessments prescribed by subparagraphs 18B, C and D, if you had opted to also perform those assessments.
9. Given your response to prior comment 10 including your decision to amend the
       Project Management Services Agreement on April 24, 2025, it appears that you should amend Exhibit 10.32 to clearly state the date of the amendment, rather than indicate it had been in effect at either April 24, 2024 or June 28, 2024.
10. We note that you have not identified any authoritative support for your plan to recharacterize intangible assets as tangible assets (as disclosed on page F-10) in response to prior comment ten. Tell us how you evaluated the projects in determining these would be appropriately characterized as intangible assets under FASB ASC 350, including all details necessary to understand and follow the scope of your consideration and assessments regarding project composition.

       Please include details sufficient to understand how the projects are qualitatively differentiated from one another. For example, describe the extent to which the projects are distinguished from one another - in their present form or status - based on the capacity figures, considering the ranges shown in the tables on pages 5 and 6.
11. With regard to the agreement governing your acquisition of Emergen, under which the number of directors would increase to five, with Mr. Johnson as one and his company
       Bridgelink having rights to nominate two, while also sharing in the selection of a third, tell us how you considered whether there was a change in control of Bitech in conjunction with the acquisition (and continuity of control over Emergen).

       Provide us with your analysis and an organization chart that covers each entity involved in the transaction and all of the owners of each entity, with all common interests quantified, accompanied by notes detailing any changes that have occurred in connection with, or which were facilitated by, or that resulted from, the transaction.
Note 7 - Solar Projects Sale, page F-15

12. Please reconcile the disclosures indicating you plan to account for the return-sale to
       Bridgelink of certain solar project rights that were acquired from that same entity about one month earlier as revenue pursuant to FASB ASC 606 (if the amounts become probable of collection), with the scope provision in FASB ASC 606-10-15-3,
       i.e. explain how Bridgelink would be properly regarded as a customer and how the intangible projects would be properly regarded as an output of your ordinary activities, if this is your view.
 July 24, 2025
Page 4

13. We note that the Project Sale Agreement at Exhibit 10.28 states, with regard to consideration, that "Bridgelink shall compensate Emergen subject to the terms of this
       Agreement for the proceeds and consideration received by Bridgelink from Purchaser pursuant to the Purchase Agreement," referring to a separate agreement between
       Bridgelink and a third-party. Please file Exhibit A, listing the Solar Projects that are covered by the arrangement, and the agreement between Bridgelink and the third-
       party as an exhibit.
       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Peter Campitiello, Esq.